
March 24, 2014

Via Email
Hollis M. Greenlaw, Esq.
Chief Executive Officer
United Development Funding Income Fund V
The United Development Funding Building
1301 Municipal Way, Suite 100
Grapevine, Texas 76051

> **Re: United Development Funding Income Fund V**
> **Registration Statement on Form S-11**
> **Filed February 26, 2014**
> **File No. 333-194162**

Dear Mr. Greenlaw:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

Subordinated Incentive Fee, page 127

1.   We note your response to comment 18. Please provide us with an example of this fee being incurred, payable, and paid based on 4 or more years of operations, so that we can better understand its mechanics and possible payment terms.

Prior Performance Summary

Prior Investment Programs, page 139

2.   We note your response to comment 19. So that readers do not misunderstand that the "annual yield" figure refers to investors' yield or return, please clearly explain your use of the term or refer to it instead as the interest rate or coupon rate on the prior programs' assets.

Prior Performance Tables, page A-1

Table III

3.   To assist us in understanding the format you are using for Table III, please explain the following:
   • The use of "total revenues" instead of "total interest income" in two of your tables;
   • How the disclosure of the average units outstanding in each year is relevant and material;
   • The purpose of disclosing distributions per share/unit when you are already disclosing distributions per $1000 invested;
   • The significance of not collapsing all the interest revenues into one line item, the different liabilities into one line item, and the different receivables into one line item.

4.   For the distributions data, please revise to provide only the following rows: total distributions, distributions per $1000 invested, and two rows that shows the breakdown of the per $1000 amount between operations (and sales) and financings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Seth K. Weiner